EXHIBIT 12

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

			Years Ended December 31,
			2011	2010	2009
Income (loss) from continuing operations before income taxes			$486,724	$293,485	$69,126
Less earnings (add losses) from affiliates, net of dividends			(140,477)	(24,268)	170,564
Less subsidiary preferred stock dividends			(3,000)	(750)	—
Add amortization of capitalized interest			7,626	6,089	5,312
Add fixed charges as adjusted			265,079	277,468	269,870

Earnings	(1)		$615,982	$552,024	$514,872

Fixed charges:
Interest expense:
Interest on indebtedness			$224,438	$196,563	$173,111
Capitalized			23,350	12,448	28,813
Amortization of debt related costs (a)			32,195	76,149	92,936
Subsidiary preferred stock dividends			3,000	750	—
Interest portion of rental expense			5,446	4,006	3,823

Fixed charges before adjustments	(2)		288,429	289,916	298,683
Less capitalized interest			(23,350)	(12,448)	(28,813)

Fixed charges as adjusted			$265,079	$27,468	$269,870

Ratio (earnings divided by fixed charges before adjustments)	(1	)/(2)	2.14	1.90	1.72

(a)	Includes deferred financing, discount and premium amortization.